Endeavour Silver Updates Reserve and Resource Estimates; Deep Drilling Intersects Highest Grades Yet at Terronera

VANCOUVER, BC -- (Marketwired - January 21, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports updated NI 43-101 silver and gold reserve and resource estimates for its three producing mines in Mexico: the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State; as well as one exploration project, the Terronera Project in Jalisco State, as of December 31, 2015.

Endeavour replaced its proven and probable silver reserves in 2015 notwithstanding a lower metal price assumption ($16 per ounce (oz) silver vs $18 per oz) compared to 2014. Measured and indicated silver resources increased 6% and gold resources decreased 17% in 2015 due respectively to upgrading of inferred silver resources at Guanacevi and Bolanitos and depletion of gold resources at Bolañitos.

Bradford Cooke, CEO of Endeavour, stated, "We are gratified to have replaced our P&P reserves and boosted our M&I silver resources given the challenging metal price environment last year. Our exploration efforts were successful in identifying new mineralization at each mine and the Terronera mine project should be a significant driver of new reserves and resources in 2016."

In past years, Endeavour has used three-year trailing price averages for silver and gold in estimating reserves and resources. At the end of 2015, the trailing price averages for gold and silver were approximately $1,279 per oz gold and $19.52 per oz silver, which management views as too high for use in the estimation of reserves and resources. Instead, management used a US$1,150 per oz gold price and US$16 per oz silver price to more reasonably reflect the near-term outlook.

2015 Reserve/Resource Highlights (Compared to December 31, 2014)

--  Silver Proven and Probable Reserves were flat at 12.0 million ounces
    (oz)
--  Gold Proven and Probable Reserves were flat at 110,800 oz
--  Silver Equivalent Proven and Probable Reserves totalled 19.7 million oz
    (70:1 silver:gold ratio)
--  Silver Measured and Indicated Resources increased 7% to 69.8 million oz
--  Gold Measured and Indicated Resources decreased 19% to 539,500 oz
--  Silver Equivalent Measured and Indicated Resources totalled 107.6 million oz
--  Silver Inferred Resources decreased 12% to 44.7 million oz
--  Gold Inferred Resources increased 3% to 349,700 oz
--  Silver Equivalent Inferred Resources totalled 69.2 million oz
    --  2014 silver equivalents based on 70:1 silver:gold ratio, base metals not included
    --  All assumptions are listed at the bottom of the reserve and resource summary table

Work on Endeavour's other exploration projects in Mexico (the Guadalupe y Calvo and Parral projects in Chihuahua and the Arroyo Seco project in Michoacán) did not change the resources, and previous estimates remain unchanged. The Guadalupe y Calvo resources were estimated in 2012 and the Parral and Arroyo Seco resources were estimated at the end of 2010. The Terronera resource estimate is the same one used in the Preliminary Economic Estimate (PEA) released in May 2015.

Mineral Reserve and Resource Estimates at December 31, 2015

----------------------------------------------------------------------------
Silver-Gold Proven and Probable Reserves
            Tonnes   Ag g/t  Au g/t  Ag Eq g/t   Ag oz     Au oz   Ag Eq oz
----------------------------------------------------------------------------
Proven
----------------------------------------------------------------------------
Guanaceví   107,500    254    0.52      290      878,000   1,795   1,003,700
----------------------------------------------------------------------------
Bolañitos   205,700    125    2.60      307      827,700   17,400  2,045,700
----------------------------------------------------------------------------
El Cubo     195,200    150    3.11      367      940,600   19,585  2,311,600
----------------------------------------------------------------------------
Total
 Proven     508,400   162     2.37      328    2,646,300  38,780  5,361,000
----------------------------------------------------------------------------
Probable
----------------------------------------------------------------------------
Guanaceví   798,000    205    0.45      237     5,260,600  11,735  6,082,100
----------------------------------------------------------------------------
Bolañitos   172,600    101    2.73      292      561,800   15,150  1,622,300
----------------------------------------------------------------------------
El Cubo     632,100    173    2.23      330     3,521,700  45,105  6,679,100
----------------------------------------------------------------------------
Total
 Probable  1,602,700  181     1.40      279    9,344,100  71,990  14,383,500
----------------------------------------------------------------------------
Total P+P  2,111,100  177     1.63      291    11,990,400 110,770 19,744,500
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Silver-Gold Measured and Indicated Resources
----------------------------------------------------------------------------
             Tonnes   Ag g/t Au g/t Ag Eq g/t   Ag oz     Au oz    Ag Eq oz
----------------------------------------------------------------------------
Measured
----------------------------------------------------------------------------
Guanaceví    175,500    306   0.54     344     1,728,000   3,090   1,944,300
----------------------------------------------------------------------------
Bolañitos    101,300    140   2.13     289      457,300    6,940    943,100
----------------------------------------------------------------------------
El Cubo       74,650    279   2.83     477      670,200    7,062   1,164,500
----------------------------------------------------------------------------
Total
 Measured    360,650   255    1.49     359    2,953,400   17,292  4,163,800
----------------------------------------------------------------------------
Indicated
----------------------------------------------------------------------------
Guanaceví   2,313,200   277   0.78     331    20,565,600  58,215  24,640,700
----------------------------------------------------------------------------
Bolañitos    940,700    153   1.94     289     4,639,700  58,610   8,742,400
----------------------------------------------------------------------------
El Cubo      630,000    215   2.19     368     4,352,400  44,570   7,472,300
----------------------------------------------------------------------------
Terronera   3,091,400   221   1.71     340    21,947,000  169,500 33,812,000
----------------------------------------------------------------------------
Guadalupe y
 Calvo      1,861,000   119   2.38     286     7,147,300  142,500 17,122,300
----------------------------------------------------------------------------
Total
 Indicated  9,104,500  207    1.61     320    60,714,000 470,595  93,655,700
----------------------------------------------------------------------------
Total M+I   9,465,150  209    1.60     321    63,667,400 487,887  97,819,500
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Silver-Gold Inferred Resources
----------------------------------------------------------------------------
                                        Ag Eq
             Tonnes   Ag g/t  Au g/t    g/t      Ag oz     Au oz   Ag Eq oz
----------------------------------------------------------------------------
Inferred
----------------------------------------------------------------------------
Guanaceví   1,150,520   308     0.72     358   11,389,100  26,671 13,256,100
----------------------------------------------------------------------------
Bolañitos   1,291,700   171     2.74     363    7,104,500 113,900 15,077,500
----------------------------------------------------------------------------
El Cubo     1,172,500   192     2.68     380    7,247,100 100,800 14,303,100
----------------------------------------------------------------------------
Terronera   1,176,700   189     1.43     289    7,157,400  54,300 10,958,400
----------------------------------------------------------------------------
Guadalupe y
 Calvo       154,000     94     2.14     244     464,600   10,600  1,206,600
----------------------------------------------------------------------------
Total
 Inferred   5,039,520   211    1.90     344    34,132,500 307,971 55,690,500
----------------------------------------------------------------------------

Silver-Gold-Lead-Zinc Resources
----------------------------------------------------------------------
                                Tonnes     Ag g/t   Au g/t  Ag Eq g/t
----------------------------------------------------------------------
Indicated
----------------------------------------------------------------------
Parral                         1,631,000     49      0.90       112
----------------------------------------------------------------------
Guanaceví                       655,000      166     0.21       181
----------------------------------------------------------------------
Total Indicated               2,286,000      83      0.70      132
----------------------------------------------------------------------
Parral                         1,303,000     63      0.88       125
----------------------------------------------------------------------
Arroyo Seco                     738,000      220     0.07       225
----------------------------------------------------------------------
Guanaceví                       646,000      129     0.15       140
----------------------------------------------------------------------
Total Inferred                2,687,000     122      0.48      156
----------------------------------------------------------------------

Silver-Gold-Lead-Zinc Resources
----------------------------------------------------------------------------
                               Ag oz      Au oz    Ag Eq oz    Pb%     Zn%
----------------------------------------------------------------------------
Indicated
----------------------------------------------------------------------------
Parral                        2,589,900   47,200   5,893,500   2.87    2.86
----------------------------------------------------------------------------
Guanaceví                     3,495,700   4,400    3,805,300   0.61    1.02
----------------------------------------------------------------------------
Total Indicated              6,085,600   51,600   9,698,800   2.22    2.33
----------------------------------------------------------------------------
Parral                        2,658,900   36,900   5,239,500   2.55    2.28
----------------------------------------------------------------------------
Arroyo Seco                   5,220,000   1,700    5,336,300   0.65    0.18
----------------------------------------------------------------------------
Guanaceví                     2,687,300   3,100    2,904,300   1.12    2.07
----------------------------------------------------------------------------
Total Inferred               10,566,200  41,700   13,476,100  1.68    1.65
----------------------------------------------------------------------------

1.  Reserve cut-off grades were 200 g/t silver equivalent at Guanaceví, 192
    g/t silver equivalent at Bolañitos, and 184 g/t silver equivalent at El
    Cubo.
2.  Measured and indicated resource cut-off grades were 182 g/t silver equivalent at Guanaceví, 175 g/t silver equivalent at Bolañitos, 167 g/t silver equivalent at El Cubo, and 150 g/t silver equivalent at
    Terronera.
3.  Inferred resource cut-off grades for Guanaceví, Bolañitos and El Cubo, were the same as the measured and indicated resource cut offs and 150
    g/t silver equivalent at Terronera.
4.  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.
5.  Recoveries were 83.5% silver and 86.2% gold at Guanaceví; 75.9% silver and 84.7% gold at Bolañitos; and 87.4% silver and 89.6% gold at El Cubo
6.  Minimum mining widths were 1.4 metres at Guanaceví, 0.8 metres at
    Bolañitos, and 0.8 metres at El Cubo.
7.  Dilution factors were 26.2% at Guanaceví, 24.0% at Bolañitos, and 23.9%
    at El Cubo. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole
8.  Silver equivalents are based on a 70:1 silver:gold ratio
9.  Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
10. Mineral resources are estimated exclusive of and in addition to mineral reserves.
11. Proven reserves are defined within 10 metres of underground development while probable reserves extend a further 15 metres from underground development.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in these mineral resource estimates. The Qualified Persons for the mineral resource and reserve estimates were Zachary Black, QP, SME-RM and Jeffery Choquette, P.E., QP, MMSA of Hard Rock Consulting. Technical reports for Guanaceví, Bolañitos, and El Cubo will be completed and filed on SEDAR by March 6, 2016.

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions of mineral resources and reserves and the guidelines contained in National Instrument 43-101.

2015 Updated Exploration Highlights

Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) also released today an update of the Company's final exploration drill results in 2015. Last year, the focus was on brownfields exploration around the three operating mines to replace reserves and expand resources, and on infill drilling the Terronera discovery to better define the resources for mine planning and economic modelling.

Luis Castro, Endeavour's Vice President of Exploration, commented, "Our exploration programs continued to deliver solid drill results in 2015, notwithstanding a reduced budget due to lower metal prices. In particular, deep drilling at Terronera intersected the highest grades yet on the property, and surface sampling of several other veins identified multiple new high grade drill targets for 2016. Last year, we spent US$7.2 million on exploration excluding capitalized property costs and drilled 36,385 metres (m) or 119,373 feet (ft) in 151 drill holes."

Terronera Property

Endeavour drilled 6,130 m in 27 holes at Terronera to infill the recently discovered, thick, high-grade silver-gold mineralization within the Terronera vein. Recent drilling highlights include 3,875 gpt silver and 4.36 gpt gold over 5.58 m true width (122.5 opT silver equivalent over 18.3 ft based on a silver: gold ratio of 75:1) in hole TR09-5 (link to longitudinal section).

This hole, drilled below a low grade hole TR09-3 which was previously thought to be the bottom of the bonanza mineralized zone, intersected the highest grades yet on the property, including a core zone grading 15,533 gpt silver and 10.0 gpt gold over 0.39 m true width (16,283 gpt silver equivalent over 1.3 ft based on a silver: gold ratio of 75:1). This part of the deposit remains open for further drilling.

----------------------------------------------------------------------------
   Hole     Structure     From     True Width     Au        Ag       AgEq

                           (m)        (m)        (gpt)     (gpt)     (gpt)
----------------------------------------------------------------------------
  TR06-4     Terronera    309.80      1.94        1.37      122       225
                       -----------------------------------------------------
             Including    309.80      0.23        0.55      674       715
----------------------------------------------------------------------------
  TR08-4     Terronera    298.40      1.83        0.72      979      1,033
                       -----------------------------------------------------
             Including    299.20      0.26        2.63     4,360     4,557
----------------------------------------------------------------------------
  TR09-5     Terronera    302.60      5.58        4.36     3,875     4,202
                       -----------------------------------------------------
             Including    308.05      0.39       10.00     15,533    16,283
----------------------------------------------------------------------------

Surface grab and chip sampling of three other veins on the Terronera property identified new areas of high grade silver-gold mineralization over mineable widths. The La Luz vein was traced for 1.7 km in length, ranges from 2 to 7 m wide and grades from nil up to 951 gpt silver and 26.7 gpt gold. The El Padre vein was traced for 1.8 km along strike, ranges from 0.4 to 4 m wide and grades from nil up to 358 gpt silver and 10.1 gpt gold. The Democrata vein was traced for 850 m in length, ranges from 0.3 to 2 m wide and grades from nil up to 534 gpt silver and 9.3 gpt gold. Each of these veins exhibit small historic mine workings but have never been explored or drilled in modern times.

Bolañitos Mine

In 2015, Endeavour drilled 9,500 m in 39 holes at Bolañitos to outline high-grade, gold-silver vein mineralization in the Bolañitos North and Puertecito South areas. Recent drilling highlights include 29 grams per tonne (gpt) silver and 19.0 gpt gold over 1.69 m true width (42.4 ounces per ton (opT) silver equivalent over 5.5 ft based on a silver: gold ratio of 75:1) within the San Miguel HW vein in hole MG-03 (link to longitudinal section). The San Miguel HW vein intercepts are a shallow extension of the historic San Miguel mine, and the mineralization is wide open along strike.

----------------------------------------------------------------------------
   Hole        Structure        From   True Width    Au       Ag      AgEq

                                (m)       (m)      (gpt)    (gpt)    (gpt)
----------------------------------------------------------------------------
  MG-03       San Miguel HW    108.75     1.69      19.02     29      1,456
                             -----------------------------------------------
                Including      108.95     0.14      97.50     123     7,436
----------------------------------------------------------------------------
  MG-04        San Ignacio      29.20     1.32      0.48      385      421
                             -----------------------------------------------
                Including       30.55     0.38      0.63      859      906
                             -----------------------------------------------
               San Miguel      149.80     2.16      4.44      10       343
                             -----------------------------------------------
                Including      152.40     0.26      17.05     27      1,306
----------------------------------------------------------------------------
  MG-05       San Miguel HW     66.35     1.41      5.47      114      525
                             -----------------------------------------------
                Including       67.55     0.13      14.40     158     1,238
----------------------------------------------------------------------------
  RV-16          La Loba       283.40     1.20      2.08      82       238
                             -----------------------------------------------
                Including      284.40     0.20      4.20      199      514
----------------------------------------------------------------------------
  CTA-02     Cabrera Carrica    38.35     1.48      1.79      98       232
                             -----------------------------------------------
                Including       40.10     0.25      4.66      116      466
                             -----------------------------------------------
                 Lourdes       136.10     1.16      0.97      175      248
                             -----------------------------------------------
                Including      136.35     0.30      3.38      448      702
----------------------------------------------------------------------------

El Cubo Mine

Endeavour drilled 11,200 m in 47 holes last year at El Cubo to delineate new high-grade, gold-silver vein mineralization in the V-Asunción and other veins. Recent drilling highlights include 223 gpt silver and 3.72 gpt gold over 6.06 m true width (14.6 opT silver equivalent over 19.9 ft based on a silver: gold ratio of 75:1) within the Nayal vein in hole CNY-04 (link to longitudinal section). The Nayal vein intercepts are very shallow and the mineralized zone remains open along strike.

----------------------------------------------------------------------------
   Hole        Structure        From   True Width    Au       Ag      AgEq

                                (m)       (m)      (gpt)    (gpt)    (gpt)
----------------------------------------------------------------------------
  CNY-02          Nayal        109.30     1.13      6.15      547     1,008
                             -----------------------------------------------
                Including      110.15     0.30      17.90    1,595    2,938
----------------------------------------------------------------------------
  CNY-04          Nayal         46.25     6.06      3.72      223      501
                             -----------------------------------------------
                Including       49.40     0.68      14.90     865     1,983
----------------------------------------------------------------------------
 CUDG-989     Dolores (Hw)      14.90     1.09      3.90      197      489
                             -----------------------------------------------
                Including       15.50     0.50      6.39      354      833
----------------------------------------------------------------------------
CUDG-989A     Dolores (Hw)      14.85     1.10      4.83      289      651
                             -----------------------------------------------
                Including       15.25     0.40      12.95     771     1,742
----------------------------------------------------------------------------
 CUDG-994      San Miguel       30.60     1.06      3.50      25       287
                             -----------------------------------------------
                Including       30.90     0.18      11.05     66       895
----------------------------------------------------------------------------
 CUDG-996   San Juan de Dios    92.70     1.35      10.40     123      902
                             -----------------------------------------------
                Including       93.80     0.29      48.00     566     4,166
----------------------------------------------------------------------------
CUDG-1002        La Loca       109.30     1.54      4.33      72       397
                             -----------------------------------------------
                Including      109.30     0.17      18.30     45      1,418
----------------------------------------------------------------------------

Guanaceví Mine

In 2015, Endeavour drilled 9,550 m in 38 holes at Guanaceví to expand previously discovered high-grade silver-gold mineralization in the Santa Cruz vein at the Santa Cruz and Porvenir Norte mines. Recent drilling highlights include 1,661 gpt silver and 3.11 gpt gold over 1.03 m true width (55.2 opT silver equivalent over 3.4 ft based on a silver: gold ratio of 75:1) in hole UG-07 (link to longitudinal section).

The Santa Cruz vein intercepts are depth extensions of the Santa Cruz mine and remain open at depth.

----------------------------------------------------------------------------
                                           True
   Hole        Structure         From     Width      Au       Ag      AgEq

                                 (m)       (m)     (gpt)    (gpt)    (gpt)
----------------------------------------------------------------------------
  UG-01      Santa Cruz SCV2    100.85     1.32     0.26      245      264
                             -----------------------------------------------
                Including       102.50     0.13     0.77      799      857
----------------------------------------------------------------------------
  UG-04      Santa Cruz SCV2    170.85     1.02     0.39      269      298
----------------------------------------------------------------------------
  UG-06        Santa Cruz       172.00     1.06     1.35     1,061    1,163
                             -----------------------------------------------
                Including       172.25     0.14     5.03     3,300    3,677
----------------------------------------------------------------------------
  UG-07        Santa Cruz       212.50     1.03     3.11     1,661    1,895
                             -----------------------------------------------
                Including       212.50     0.21     11.90    6,340    7,233
----------------------------------------------------------------------------

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since 2004 the company has grown from no operations to 11.4 million ounces of silver equivalent production in 2015. We find, build and operate quality silver mines in a socially, economically and environmentally responsible manner to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX under the symbol EDR and on the NYSE under the symbol EXK.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com